EXHIBIT 12. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)
Years ended December 31	2006	2005	2004	2003	2002
Earnings:
Income before income taxes	$125,492	$6,556	$114,809	$79,898	$26,053
Add: fixed charges	50,102	55,639	56,837	56,858	52,234
Total earnings	$175,594	$62,195	$171,646	$136,756	$78,287
Fixed charges:
Interest on policyholders' accounts	$49,159	$54,727	$56,386	$56,459	$51,735
Portion of rent representative of interest factor	943	912	451	399	499
Total fixed charges	$50,102	$55,639	$56,837	$56,858	$52,234
Preferred stock dividend requirement	$—	$906	$4,399	$4,399	$4,410
Combined fixed charges and preferred stock dividend requirements	$50,102	$56,545	$61,236	$61,257	$56,644
Ratio of earnings to fixed charges	3.50	1.12	3.02	2.41	1.50
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.50	1.10	2.80	2.23	1.38